Exhibit 99.1

Renren Announces Filing of Annual Report on Form 20-F

Beijing, China—July 7, 2020—Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), which operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) (“Kaixin”) as well as several U.S.-based SaaS businesses, today announced the filing of its annual report on Form 20-F for the year ended December 31, 2019 with the Securities and Exchange Commission (the “SEC”). The annual report was filed with the SEC on July 7, 2020.

The Company received a notice from NYSE Regulation on July 1, 2020 indicating that the Company was not in compliance with Section 802.01E of the NYSE Listed Company Manual as a result of its failure to timely file its annual report with the SEC.

The Company was not able to file the annual report by its due date primarily due to (i) the impact of the outbreak of COVID-19, as set forth in the Form 6-K furnished to the SEC on April 28, 2020, (ii) the internal review to complete its financial data, as set forth in the Form 12b-25 submitted to the SEC on June 12, 2020, and (iii) additional time required after June 29, 2020 to prepare its 2019 financial statements and annual report.

The annual report on Form 20-F, which contains the Company’s audited consolidated financial statements, can be accessed on the SEC’s website at http://www.sec.gov as well as through the investor relations section of the Company’s website at http://www.renren-inc.com. Holders of the Company’s securities may request a hard copy of the Company’s annual report free of charge by contacting the Investor Relations department by mail at:

Renren Inc.
Investor Relations Department
5/F, North Wing
18 Jiuxianqiao Middle Road, Chaoyang District
Beijing 100016
People’s Republic of China

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) as well as several US-based SaaS business. Renren’s ADSs, each currently representing forty-five (45) Class A ordinary shares of the Company, are traded on NYSE under the symbol “RENN”.

For investor and media inquiries please contact:

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com